82-4461

02 MAY -7 AM 10:12

02028809

First Quantum Minerals Ltd.

Consolidated Financial Statements

First Quarter - February 28, 2002

(Unaudited)

(expressed in U.S. dollars)

SUPPL

dw 5/8

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at February 28, 2002 and November 30, 2001

(expressed in U.S. dollars)

	2002 $ (Unaudited)	2001 $ (Audited)
Assets		
Current assets		
Cash and cash equivalents	8,769,220	9,835,973
Accounts receivable and prepaid expenses	15,946,838	13,766,804
Inventory	18,382,344	25,904,367
	43,098,402	49,507,144
Management fees receivable	3,703,104	2,846,824
Investments	2,321,149	2,313,839
Deferred exploration and acquisition costs	122,593	108,892
Property, plant and equipment	85,171,487	99,787,291
Deferred financing fees	123,135	160,077
	134,539,870	154,724,067
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	21,478,917	29,941,550
Current portion of provision for retrenchment benefits	1,412,866	2,551,176
Current portion of long-term debt	12,206,958	15,595,590
	35,098,741	48,088,316
Long-term debt	21,200,991	28,910,211
Deferred revenue on option contracts	82,840	850,394
Deferred revenue on equity dilution (note 1)	8,174,367	-
Future income tax liability	6,227,674	5,064,129
Provision for retrenchment benefits	12,967,016	13,293,700
Provision for removal and restoration	6,766,333	9,849,980
	90,517,962	106,056,730
Minority interests	2,080,372	2,323,077
	92,598,334	108,379,807
Shareholders' Equity		
Share capital	77,260,740	77,187,634
Deficit	(35,319,204)	(30,843,374)
	41,941,536	46,344,260
	134,539,870	154,724,067

Approved by the Board of Directors

"Michael D. Philpot" Director   "Robert A. Watts" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Loss and Deficit

For the three months ended February 28, 2002 and 2001

(expressed in U.S. dollars)

	2002 $ (Unaudited)	2001 $ (Unaudited)
Revenues		
Copper	17,550,325	21,246,732
Acid	3,159,765	2,275,254
Cobalt	2,463,672	3,636,184
Gold	-	62,513
Toll charges	3,954,380	4,867,070
Gain on equity dilution	856,265	-
Management fees (note 4b)	-	432,274
Other	135,352	102,458
	28,119,759	32,622,485
Costs and expenses		
Cost of sales	28,296,136	26,926,971
Depletion and amortization	1,672,850	2,401,176
Exploration	76,126	72,214
Foreign exchange gain	(36,187)	(156,697)
General and administrative	537,583	565,504
Interest and financing fees on long-term debt	1,109,340	1,425,630
Loss on disposal	964	-
	31,656,812	31,234,798
Earnings (loss) before income taxes, minority interest and equity loss	(3,537,053)	1,387,687
Provision for current income taxes	-	(3,111)
Future income taxes (expense) recovery	(1,163,544)	57,243
Minority interest	217,460	(56,075)
Equity earnings (loss)	7,309	(45,408)
Net earnings (loss) for the year	(4,475,828)	1,340,336
Deficit - Beginning of year	30,843,376	9,868096
Deficit - End of year	35,319,204	8,527,760
Earnings (loss) per share		
Basic	(0.10)	0.04
Diluted	(0.10)	0.04

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statement of Cash flow

For the three months ended February 28, 2002 and 2001

(expressed in U.S. dollars)

	2002 $ (Unaudited)	2001 $ (Unaudited)
Cash flows from operating activities		
Net earnings (loss) for the year	(4,475,828)	1,340,336
Items not affecting cash		
Minority interest	(292,583)	56,075
Depletion and amortization	1,672,850	2,401,176
Amortization of financing fees on long-term debt	36,942	415,238
Equity (earnings) loss	(7,309)	45,408
Net recognition of deferred revenue	(749,625)	(106,075)
Accrued interest on deferred liability	405,996	180,271
Future income tax expense (recovery)	1,163,543	(57,243)
Gain on equity dilution	(1,834,448)	-
Loss on disposal	964	-
	(4,079,498)	4,275,186
Change in non-cash operating working capital		
Increase in restricted cash	-	(8,156,791)
Increase in receivables and prepaid expenses	(3,340,721)	(3,070,405)
Decrease (increase) in inventory	1,253,180	(2,136,479)
Increase in accounts payable and accrued liabilities	2,808,577	5,594,006
	721,036	(7,769,669)
	(3,358,462)	(3,494,483)
Cash flows from financing activities		
Proceeds from long-term debt	1,500,000	2,450,000
Repayments of principal on long-term debt	(3,019,657)	(6,096,430)
Proceeds from issue of common shares and warrants	73,106	9,327,473
	(1,446,551)	5,681,043
Cash flows from investing activities		
Payments to acquire property, plant and equipment	(6,293,038)	(3,029,619)
Proceeds on equity dilution	10,045,000	-
Payments for deferred exploration	(13,702)	-
	3,738,260	(3,029,619)
Decrease in cash and cash equivalents	(1,066,753)	(843,059)
Cash and cash equivalents - Beginning of year	9,835,973	2,595,236
Cash and cash equivalents - End of year	8,769,220	1,752,177

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in U.S. dollars)

1 Dilution of Joint Venture Interest in Carlisa Investment Corp.

At December 1, 2001 First Quantum Minerals Ltd (the company), through it's wholly owned subsidiary Skyblue Enterprises Inc,(Skyblue), had a 49% joint venture interest in Carlisa Investment Corp (Carlisa) with Glencore International AG holding the remaining 51%. Carlisa owns 90% of Mopani Mining PLC (Mopani). In accordance with generally accepted accounting principles in Canada, the company's interest in the joint venture is accounted for by the proportionate consolidation method.

According to the terms of the Joint Venture Agreement, the joint venturers are required to provide funds to Carlisa to fund the working capital requirements of Mopani in proportion to their joint venture ownership interest. In the event that one of the venturers is not willing, or is not able to make further contributions, any contributions made by the other venturer will be considered as equity and the ownership interests of the joint venturers will be adjusted in accordance with a formula in the Joint Venture agreement.

In the quarter ended February 28, 2002, the company elected not to make any further contributions to Carlisa in respect of working capital requirements by Mopani. As a result, Glencore, the other joint venture partner, contributed $20,500,000 which was treated as an equity investment in Carlisa. According to the formula in the Joint venture Agreement, this resulted in an adjustment in the company's interest in the joint venture from 49% down to 33.7%.

On proportionately consolidating the company's interest in Carlisa for the quarter ended February 28, 2002, it was determined that, with the decrease in the Company's ownership interest, there was a reduction in the company's share of Carlisa's net liabilities. Furthermore, the net liabilities of Carlisa were reduced as a result of Glencore's capital contribution and the company benefited by including it's new proportionate share of this decreased net liability. As a result, the consolidated financial statements of the company reflect a gain from equity dilution of $9.03 million.

For the quarter ended February 28, 2002, the company has not included the full gain on equity dilution in income. It is felt that events subsequent to the quarter (see note 4), will have a significant impact on the accounting treatment for the company's interest in Carlisa. As a result, $8.17 million of the gain has been deferred by including it on the Balance Sheet as deferred revenue. The accounting treatment of this Balance sheet item will be adjusted in the second quarter when the impact of a compromise to the joint venture agreement can be finalised.

The net change in individual accounts on the company's balance sheet resulting from the proportionate consolidation of a reduced ownership interest in Carlisa is reflected in the Supplementary Statement of Cash Flows (See Note 2)

(expressed in U.S. dollars)

2 Supplemental cash flow information

During the quarter ended February 28, 2002, the company conducted non-cash operating, financing and investing activities as follows:

	2002 $
Non-cash operating activities	
Impact of equity dilution on:	
Income	1,834,449
Accounts receivable	1,160,689
Inventory	6,268,844
Accounts payable	(7,682,976)
	1,581,006
Non-cash financing activities	
Impact of equity dilution on:	
Term debt	(9,984,192)
Minority interest	49,878
Provision for retirement benefits	(5,909,508)
Provision for removal and restoration	(3,083,647)
	(18,927,469)
Non-cash investing activities	
Impact of equity dilution on:	
Property, plant and equipment acquired	19,235,025
Deferred revenue on copper option premiums receivable	(1,888,562)
	17,346,463

3 Segmented information

The company's reportable operating segments are strategic business units that produce different products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

The company's four reportable operating segments are three mining operations and corporate administration.

i) The Mopani operations comprise the Mufulira Division in Zambia, which mines, processes, smelts and refines grade A copper cathodes (MCM-LME board) directly and on a toll basis, and the Nkana Mine, which mines and processes copper and cobalt ores, directly and on a toll basis, and directly and indirectly refines the copper and cobalt ores into finished copper and cobalt products.

ii) The Bwana Mkubwa Copper Mine in Zambia produces grade A copper cathodes from ore in tailings dumps and sulphuric acid for use in the copper segment and for sale to third parties.

iii) The Connemara Gold Mine near Gweru, Zimbabwe is on care and maintenance basis.

iv) The corporate/other segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, corporate administration, and portions of the company's financing.

b) The company accounts for inter-segment sales and transfers at cost. No profit or loss is recorded on inter-segment sales.

(expressed in U.S. dollars)

For the three months ended February 28, 2002, segmented information is presented as follows:

	Mopani (Zambia) $	Bwana Mkubwa (Zambia) $	Connemara (Zimbabwe) $	Corporte/ other $	Total $
Revenues from external customers	20,985,435	6,142,707	-	-	27,128,141
Interest and other income	106,781	6,897	-	21,675	135,352
Inter-segment sales (cost of sales)	(148,083)	148,083	-	-	-
Gain on equity dilution	-	-	-	856,265	856,265
Cost of sales	24,460,986	3,835,150	-	-	28,296,136
Segment gross profit (loss)	(3,516,854)	2,462,537	-	877,940	(176,377)
Amortization of capital assets	696,632	976,220	-	-	1,672,850
General and administrative	-		-	537,583	537,583
Exploration	-		-	76,126	76,126
Foreign exchange (gain)loss	-	(42,403)	(594)	6,810	(36,187)
Interest and financing fees	733,559	238,414	27,000	109,966	1,109,340
Loss on disposal	-	964	-	-	964
Segment profit (loss) before the undernoted items	(4,947,445)	1,289,343	(26,405)	147,454	(3,537,053)
Non-controlling interest	217,460	-	-	-	217,460
Equity gain	-	-	-	7,309	7,309
Future income tax expense	-	(1,163,544)	-	-	(1,163,544)
Segment profit (loss)	(4,729,985)	125,799	(26,405)	154,763	(4,475,828)
Capital asset additions	1,350,045	3,014,577	-	1,928,416	6,293,038
Total assets	98,139,764	47,124,945	1,242,580	147,992,830	295,500,119
Intercompany balances included in total assets	(34,784)	(16,469,788)	(30,576)	(144,425,101)	(160,960,249)
Total consolidated assets	98,104,980	30,655,157	1,212,004	4,567,729	134,539,870

(expressed in U.S. dollars)

For the three months ended February 28, 2001, segmented information is presented as follows:

	Mopani (Zambia) $	Bwana Mkubwa (Zambia) $	Connemara (Zimbabwe) $	Corporate/ other $	Total $
Revenues from external customers	25,633,189	6,392,051	62,513	-	32,087,753
Interest and other income	43,391	15,815	17,216	458,310	534,732
Inter-segment sales (cost of sales)	(15,333)	15,333	-	-	-
Cost of sales	23,464,472	3,318,463	144,036	-	26,926,971
Segment gross profit	2,196,775	3,104,736	(64,307)	458,310	5,695,514
Amortization of capital assets	485,106	1,904,788	11,282	-	2,401,176
General and administrative	-	-	-	565,504	565,504
Exploration	-	-	-	72,214	72,214
Foreign exchange(gain) loss	2,440	(18,722)	19,305	(159,719)	(156,696)
Interest and financing fees	516,827	298,781	45,591	564,430	1,425,629
Segment profit (loss) before the undernoted items	1,192,402	919,889	(140,485)	(584,119)	1,387,687
Non-controlling interest	(56,075)	-	-	-	(56,075)
Equity loss	-	-	-	(45,408)	(45,408)
Future income tax recovery (expense)	344,415	(287,172)	-	-	57,243
Tax	-	(3,036)	(75)	-	(3,111)
Segment profit (loss)	1,480,742	629,681	(140,560)	(629,527)	1,340,336
Capital asset additions	2,668,680	164,358	193,849	2,732	3,029,619
Total assets	83,913,326	31,983,342	10,398,735	14,966,551	141,261,954

4 Subsequent events

Mopani dilution

As a result of the ongoing funding requirements of Mopani, the company has reviewed its investment in Carlisa. Rather than continue to make capital contributions to Carlisa, the company has come to an agreement with Glencore, the other joint venturer, that it will dilute its interest in Carlisa from 49% down to a 18.8% interest.

As part of this dilution, the company has also agreed to relinquish two of its four directors on the Board of Directors at Mopani. As of April 19, 2002, the company no longer has joint control over Carlisa. From an accounting perspective, it will no longer be appropriate to proportionately consolidate its investment in Carlisa from the date of this dilution but rather the company will equity account for its investment.

Due to the significance of this change in accounting treatment on the consolidated balance sheet, a condensed balance sheet has been presented to reflect the effect as at February 28, 2002 of equity accounting its 33.7% interest.

The following consolidated balance sheet reflects the company's 33.7% interest in Carlisa as if the company had equity accounted for its investment in Carlisa rather than proportionately consolidating:

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements
For the three months ended February 28, 2002

(unaudited)
(expressed in U.S. dollars)

	$
Assets	
Current assets	
Cash and cash equivalents	8,442,045
Accounts receivable and prepaid expenses	1,947,633
Inventory	4,626,847
	15,016,525
Deferred exploration and acquisition costs	122,593
Equity investment in Carlisa (note a)	9,837,880
Other investments	2,321,149
Property, plant and equipment	42,964,773
Deferred financing fees	123,135
	70,386,055
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	6,033,528
Current portion of long-term debt	10,700,000
	16,733,528
Long-term debt	3,250,000
Deferred revenue	43,500
Future income tax liability	6,227,674
	26,254,702
Minority interests	2,189,817
	28,444,519
Shareholders' Equity	41,941,536
	70,386,055

a) Reconciliation of Carlisa investment

	$
Proportionately consolidated Carlisa investment	(7,767,776)
Management fees receivable (b)	5,582,008
Intercompany loan (c)	9,573,648
Working capital loan (c)	2,450,000
	9,837,880

(expressed in U.S. dollars)

b) Management fees receivable

As part of the dilution agreement, both joint venturers have agreed that, as at November 30, 2001, both marketing fees charged by Glencore and the management fees charged by the company will cease (note 6).

The outstanding marketing and management fees will remain payable but are not payable until such a time that the working capital loans provided to Mopani have been repaid in full (note 10).

As a result of the change in accounting treatment, the company has accounted for 100% of the management fees due from Mopani. Under the proportionate consolidation method, the company had previously only recognized 51% of these management fees or $2.8 million. These outstanding management fees effectively represent part of the company's investment in Carlisa.

c) Carlisa loans receivable

Under the original joint venturers' agreement, the company had provided a loan to Carlisa of $9.6 million. This loan had previously been eliminated on consolidation. In addition, the company had also advanced $9.8 million to Carlisa as part of the Glencore AG working capital standby loan. The company had provided $2.45 million of loan directly and had borrowed the remaining $7.35 million from Glencore AG.

As part of the restructuring of the joint venture agreement with Glencore and dilution of the Company's interest in Carlisa, the $7.35 million borrowed from Glencore AG plus accrued interest has been repaid in full.

For the purposes of calculating the net investment in Carlisa, the loan due from Carlisa of $7.35 million has been netted against the investment in Carlisa. These loans also effectively represent part of the net investment in Carlisa.

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

First Quarter ended February 28, 2002 compared to First Quarter ended February 28, 2001

Summary of Financial and Operational Results

The following discussion and analysis of the Company's results of operations should be read in conjunction with the consolidated financial statements and related notes. The results are presented in U.S. dollars.

Net loss for the first quarter ended February 28, 2002 was $(4.48) million or $(0.10) per share, compared with net earnings of $1.34 million or $0.04 per share for the same period in 2001.

Losses before interest, taxes, minority interest, depletion and amortization for the first quarter in 2002 were $(0.55) million or $(0.01) per share compared to earnings before interest, taxes, minority interest, depletion and amortization of $5.08 million or $0.17 per share in the first quarter of 2001.

Cash outflow from operating activities, before changes in non-cash operating working capital for the first quarter in 2002 were $(4.08) million or $(0.09) per share, compared to cash flow from operating activities of $4.28 million or $0.14 per share for the same period in 2001.

Operations

Revenues, Production and Prices

Revenues were $28.12 million for the first quarter ended February 28, 2002 down 14% from $32.62 million for the same period in 2001 as a result of lower copper and cobalt prices and decreasing tolling revenues at Mopani Copper Mines ("Mopani"). At Mopani, the Company's portion of external revenues was $20.99 million in the first quarter 2002 compared to $25.63 million for the same period in 2001. External revenues at the Bwana Mkubwa Copper Mines ("Bwana Mkubwa") remained consistent in the first quarter of 2002 at $6.14 million compared with $6.39 million in 2001. Copper is the largest contributor to the Company's revenue representing 62%, while tolling charges contributed 14%, cobalt contributed 9%, sulphuric acid contributed 11%, and other sources contributed 4%.

Attributable copper production for the first quarter in 2002 was 9,086 tonnes (20.0 million pounds) as compared to 11,454 tonnes (25.2 million pounds) in 2001 as a result of the Company's decision to reduce its effective interest in Mopani from 44% to 17%. Attributable cobalt production for the first quarter in 2002 was 152 tonnes (335,008 pounds) compared to 180 tonnes (396,720 pounds) for the same period in 2001 for the same reason as above. Surplus acid production was 21,502 tonnes in the first quarter 2002 as compared to 14,642 tonnes in 2001 as a result of commissioning a second acid plant at Bwana Mkubwa during the first quarter.

The averaged realized copper price for the first quarter of 2002 was $0.71 per pound compared to $0.84 per pound in 2001.

Operating Cost

Cost of sales for the first quarter in 2001 were $28.30 million compared with $26.93 million in 2001. At Mopani during the first quarter, cash costs net of credits, which include cobalt and tolling profits, were $0.83 per pound of copper, while total costs were $0.94 per pound of copper. This compares to cash costs for the same period in 2001 of $0.65 per pound of copper and total costs of $0.80 per pound of copper. The increased operating costs per pound resulted from poorer than anticipated deliveries of ore to mill and lower head grades at both the Nkana and Mufulira operations.

At the Bwana Mkubwa, cash costs net of credits, which include surplus sulphuric acid profits, were $0.20 per pound of copper in the first quarter of 2002, compared to cash costs of $0.21 per pound of copper in 2001. Total costs in the first quarter, net of credits decreased to $0.34 per pound of copper, compared to $0.69 per pound of copper in 2001 as the result of an adjustment to amortization of the copper plant at Bwana Mkubwa.

Gross Profit (Loss)

Gross loss from operations in the first quarter of 2002 was $(0.18) million compared with a profit of $5.70 million in 2001 reflecting the poor performance at Mopani. At Mopani the gross loss for the first quarter of 2002 was $(3.52) million compared to a gross profit of $2.20 million in 2001. At Bwana Mkubwa gross profit for the first quarter of 2002 was $2.46 million compared to $3.10 million in 2001.

Depletion and Amortization

Depletion and amortization was lower in the first quarter of 2002 at $1.67 million compared to $2.40 million in 2001 as a result of an adjustment to amortization of the copper plant at Bwana Mkubwa.

Other Costs and Expenses

Other costs and expenses including corporate general and administrative, exploration, foreign exchange gain, loss on disposal and interest and financing fees were $1.69 million in the first quarter of 2001 compared to $1.91 million in 2001.

Profit (Loss) Before Taxes

The loss before taxes and minority interests was $(3.54) million in the first quarter of 2002 compared to a profit of $1.39 million in 2001. The loss is solely attributable to the poor operating results at Mopani.

Financial Position and Liquidity

Cash Flow from Operating Activities

Cash outflow from operating activities, before change in non-cash operating working capital was $(4.08) million ($0.09 per share) in the first quarter of 2002 compared to a cash flow of $4.28 million, or $0.14 per share in 2001.

Cash Flow from Financing Activities

Cash outflow from financing activities in the first quarter of 2002 required $(1.45) million compared to a cash flow being generated in the same period 2001 of $5.68 million.

Cash Flow from Investing Activities

Cash flow from investing activities generated $3.74 million in the first quarter of 2002 compared to a cash floe requirement of $3.03 million in the same period in 2001. As a result of the Company's decrease in effective ownership interest in Mopani from 44% to 17%, there was a reduction in the Company's share of liabilities which resulted in a gain from equity dilution of $9.03 million. Offsetting the gain is $6.26 million in investing activities primarily at the Lonshi Copper Mine in the Democratic Republic of Congo and at the Kansanshi Copper deposit in Zambia.

Cash Resources and Liquidity

At February 28, 2002 the Company's had a working capital of $8.00 million compared to $7.50 million at February 28, 2001. At February 28, 2002, cash and cash equivalents was $8.77 million compared to $9.91 million in 2001. Accounts receivable and prepaid expenses decreased slightly to $15.95 million at February 28, 2002 from $19.80 million at February 28, 2001. Inventory decreased to $18.38 million at February 28, 2002, from $19.88 million at February 28, 2001. The decreases in accounts receivable and inventory are as a result of the Company's reduced effective interest in Mopani. At February 28, 2002, total current assets were $43.10 million compared to $49.59 million at February 28, 2001. Other assets including management fees receivable, investments, deferred exploration and acquisition costs, mineral properties, fixed assets, and deferred financing fees decreased slightly at February 28, 2001 to $91.43 million compared to $91.67 million at February 28, 2001.

Current liabilities decreased to $35.10 million at February 28, 2001 from $42.09 million at February 28, 2001 primarily due to decreased accounts payable and accrued liabilities, as a result of the reduced effective interest in Mopani. Long term debt at February 28, 2002 decreased to $21.20 million from $31.99 million at February 28, 2001. Other liabilities represent the Company's portion of provision for retrenchment benefits and mine site restoration at Mopani which total $19.74 million at February 28, 2001 compared to $21.44 million at February 28, 2001. Other liabilities at February 28, 2002 include a $6.23 million provision for future income tax liability compared to $1.47 million at February 28, 2001. By the Company's decision to reduce its effective interest in Mopani and the resulting $9.03 million gain from dilution, $8.17 million of the gain has been deferred on the Balance Sheet as deferred revenue. The accounting liability will be adjustedin the second quarter when the impact of revisions to the Mopani Joint Venture can be properly evaluated.

Outlook

Bwana Mkubwa SX/EW Facilities ("Bwana Mkubwa")/ Lonshi Copper Mine ("Lonshi")

In early March 2002, the Company completed the construction and commissioning of Phase One of the expansion of the Bwana Mkubwa SX/EW facility. Phase One consisted of the installation of crushing, milling and pre-leach filtration facilities necessary to process ore from the high grade Lonshi copper deposit. In addition, construction of a second sulphuric acid plant was completed at Bwana Mkubwa expanding acid production from 300 tonnes per day to 420 tonnes per day. Phase One expansion was

financed from current working capital at an estimated cost of $5.50 million. Phase Two of the expansion construction is well underway which will result in the expansion of the leach, filtration, solvent extraction, and electrowinning facilities to a minimum of 30,000 tonnes (66 million pounds) of LME grade copper cathode per year from the current production rate of 10,000 tonnes (22 million pounds) of copper cathode. Phase Two construction of Bwana Mkubwa expansion will be completed during the third quarter, 2002 at an estimated cost of $18 million. The Company is well advanced in finalizing a project loan facility for the full Phase Two estimated cost.

Processing of Lonshi ore via blending with existing Bwana Mkubwa tailings commenced in March. For the full year of 2002, Bwana Mkubwa is budgeted to produce 16,000 tonnes of copper cathode and 99,000 tonnes of surplus sulphuric acid. When the Bwana Mkubwa facility is fully expanded to process the Lonshi ore, cash costs net of credits are budgeted to be $0.30 per pound of copper putting the Bwana Mkubwa operation in the lowest quartile in terms of cost of production. Bwana Mkubwa will continue to be a cornerstone of the Company and a major contributor to cash flow.

In September 2001, the Company commenced open pit mining operations at Lonshi. An estimated 730,000 tonnes of ore grading 5.43% copper is to be mined during the period December, 2001 to November 2002.

Lonshi Mining Statistics (at April 13, 2002)

	Tonnes	**Acid Soluble Copper (%)**	**Acid Soluble Copper (tonnes)**
Lonshi Stockpile	442,193	4.31	19,058
Bwana Mkubwa Stockpile	57,926	4.52	2,618
Treated	15,955	4.05	646
Total	**516,074**	**4.33**	**22,322**

Exploration drilling began in March to test both the strike extension and down dip extension, between 65 metres and 140 metres, of the Lonshi orebody. Initial results from the 3,200 metre drill program have been encouraging and detailed results will be published upon compilation and analysis of data.

Kansanshi Copper Deposit ("Kansanshi")

Kansanshi hosts an open pit mineral resource of 267 million tonnes grading 1.28% copper and 0.16 grams per tonnes gold containing 3.4 million tonnes (7.5 billion pounds) copper and 1.4 million ounces of gold. A feasibility study will be published during the second quarter leading to a bankable feasibility study in the fourth quarter of 2002. The study will consider all aspects of the potential development of a new, large scale open pit mine at Kansanshi. The Company anticipates that first phase construction including civil engineering and some earthworks, subject to certain conditions, could commence late in 2002 with commercial production commencing in early 2004. Kansanshi, with a capital cost of approximately $120 million, is being designed to produce approximately 75,000 tonnes (165 million pounds) of copper per year. Early indications are that Kansanshi will produce copper for approximately $0.40 per pound, net of credits, adding to First Quantum's low cost production base at Bwana Mkubwa.

Mopani Copper Mines ("Mopani")

Carlisa Investments Corp. ("Carlisa") holds 90% of the equity in Mopani. As of April 18, 2002 the Company elected to reduce its interest in Carlisa from 49% to 18.8% reducing its effective interest in Mopani to 16.9%, rather than repay to Glencore its share of advances made. The Company is not obligated to make any further capital requirements to Mopani. Depending upon the future profitability and ongoing capital requirements at Mopani, First Quantum, in the event of non-contribution of future funding, may reduce its interest further in Carlisa. At Mopani, new management will focus on cost cutting activities and improving productivity in an effort to reach a positive cash flow position in 2002. Mopani is forecasting 101,000 tonnes copper and 2,000 tonnes cobalt production for the year ending November, 2002. Cash costs net of credits are forecast at $0.76 per pound of copper in 2002. Mopani's performance should be assisted by rising copper and cobalt prices during the second half of 2002 and beyond.

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

02-01
January 30, 2002
www.first-quantum.com

FIRST QUANTUM'S STATEMENT REGARDING ZAMBIA COPPER INVESTMENTS LIMITED ANNOUNCEMENT ON KONKOLA COPPER MINES PLC

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") announced the following statement in light of the January 24th announcement by Zambia Copper Investments Limited ("ZCI") regarding ZCI's investments in Konkola Copper Mines PLC ("KCM").

ZCI recently announced that " *without the prospect of being able to develop the Konkola Deep Project , further investment in the existing KCM operations, which are high cost and have a relatively short life, is not justified and would not be value enhancing for shareholders.*" First Quantum's Board of Directors was disappointed to learn of this decision. However, the assets and operations of Mopani Copper Mines Plc ("MCM") are completely integrated from mining through to the production of grade A copper cathode and 99.3% cobalt and unlike the ZCI assets are long life and, with the achievement of increased production, will become lower cost mines. First Quantum and MCM have reviewed all inter-company operational issues with KCM, none of which are material . As a substantial long term investor in the Zambian mining industry, First Quantum will liaise with KCM and The Government of The Republic of Zambia on the efforts of ZCI to deal with the KCM assets in an orderly manner" commented Philip Pascall, Chairman and Chief Executive Officer. He added that, "despite this corporate decision of ZCI , First Quantum is actually increasing its copper production in Zambia at the existing Bwana Mkubwa operation and the planned Kansanshi Project."

Corporate Update

Bwana Mkubwa | Lonshi Mine Expansion

At Bwana Mkubwa, First Quantum is moving rapidly to expand its treatment facilities to a minimum of 30,000 tonnes (66 million pounds) of copper cathode per year. The high-grade Lonshi ore body (5.1 million tonnes grading 5.75% copper) will provide oxide feed for Bwana Mkubwa. Mining at Lonshi has been underway since September of 2001. The expansion of the SX/EW plant to 30,000 tonnes (66 million pounds) per year is expected to be completed by the fourth quarter of 2002. Cash costs net of acid credits are expected to be approximately $0.25 per pound of copper.

Kansanshi Definitive Bankable Feasibility Study

The Kansanshi deposit is one of the premier undeveloped copper deposits in the world. Kansanshi hosts an open pit mineral resource of 267 million tonnes grading 1.28% copper containing 3.4 million tonnes (7.5 billion pounds) of copper. First Quantum has initiated a full definitive bankable feasibility study ("Study") on the Kansanshi copper deposit. This Study will consider all aspects of the potential development of a new, large scale open pit mine at Kansanshi capable of producing 50,000 to 100,000 tonnes (110 million to 220 million pounds) of copper per year. The Study is progressing exceptionally well and is planned to be completed by June of 2002.

Mopani Copper Mines Plc

The Mopani shareholders (Glencore International 46%, First Quantum 44% and Zambian Consolidated Copper Mines 10%) recently completed an independent strategic review of Mopani operations with the goal of further reducing unit costs and minimizing capital expenditures in an effort to mitigate operating losses at current copper and cobalt prices. This review and its recommendations will be considered by the Mopani Board of Directors in early February in order to update MCM's business plan to provide for continuing low copper and cobalt prices in 2002. First Quantum expects that its 44% interest in Mopani will be a negative contributor to both cash flow and earnings for at least the next two quarters.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

NEWS RELEASE

FIRST QUANTUM MINERALS LTD.

02-02

March 11, 2002

www.first-quantum.com

FIRST QUANTUM OFFERS UPDATE ON BWANA MKUBWA EXPANSION PROGRAMS

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce the successful completion of Phase One construction on the expansion of the Bwana Mkubwa SX-EW facilities in Zambia. Phase One consisted of the installation of crushing, milling and pre-leach filtration facilities necessary to process ore from the high grade Lonshi copper deposit located in the Democratic Republic of Congo ("DRC"). Lonshi, which is located approximately 35 kilometres east of Bwana Mkubwa, hosts a resource of 5.1 million tonnes grading 5.75% copper or 295,000 tonnes of copper (650 million pounds). Processing of Lonshi ore via blending with existing Bwana Mkubwa tailings has commenced.

In addition, construction of a second sulpuric acid plant ("Plant #2") has been completed at Bwana Mkubwa. Acid production has been expanded to 420 tonnes per day of which the original acid plant ("Plant 1") contributes 300 tonnes per day and Plant #2 contributes 120 tonnes per day. Construction of Plant #2 was completed in November, with steady state production beginning in December. On an annual basis, acid production at Bwana Mkubwa has been increased from 105,000 tonnes to 145,000 tonnes. Plant #2 was built in response to the continuing shortage of sulphuric acid in Zambia and the DRC.

Phase Two construction has been initiated at Bwana Mkubwa which includes the expansion of the leach, filtration, solvent extraction and electrowinning facilities to a minimum production capacity of 30,000 tonnes (66 million pounds) of LME grade copper cathode per year from the current 10,000 tonnes (22 million pounds) per year. Phase Two construction is budgeted to be completed by August and commissioned in September 2002.

Campaign open pit mining has been underway at Lonshi since September 2001. At February, an estimated 335,000 tonnes of ore grading approximately 5% copper containing 16,000 tonnes (35 million pounds) of copper has been stockpiled. Waste stripping has continued during the wettest portion of the rainy season, January to February, with a return to the mining of ore scheduled to begin in March. Further drilling will begin in March to test both the strike extension and down dip extension, between 65 metres and 140 metres, of the orebody, The 3,200 metre drill program will focus on extending the known zone of copper mineralization while providing information for future mine planning.

Further updates will be published as necessary.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

02-03

April 16, 2002

www.first-quantum.com

FIRST QUANTUM FINALIZES AGREEMENT WITH ZCCM HOLDINGS PLC ON THE ACQUISITION OF THE 7.5 BILLION POUND KANSANSHI COPPER DEPOSIT

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce the signing of an amended Definitive Purchase Agreement ("Agreement") with ZCCM Investment Holdings Plc ("ZIH") and the Government of the Republic of Zambia ("GRZ") in relation to the purchase of an 80% interest in the shares of Kansanshi Mining Plc formerly Cyprus Amax Kansanshi Plc, the Zambian company which owns the Kansanshi copper deposit. Zambian Consolidated Copper Mines ("ZCCM") holds the remaining 20% interest in Kansanshi.

Under the terms of the amended Agreement, First Quantum has paid ZIH US $2 million with a further payment of US $4 million due upon a positive development decision at Kansanshi. The payments to ZIH satisfy the original Definitive Purchase Agreement entered into by Cyprus Amax, ZHI and GRZ in January, 1997.

The Kansanshi deposit is one of the premier undeveloped copper deposits in the world. Kansanshi hosts an open pit minable resource of 267 million tonnes grading 1.28% copper containing 3.4 million tonnes (7.5 billion pounds) of copper. First Quantum has initiated a definitive bankable feasibility study ("Study") on the Kansanshi copper deposit. This Study will consider all aspects of the potential development of a new, large scale open pit mine at Kansanshi capable of producing in the range of 50,000 to 100,000 tonnes (110 million to 220 million pounds) of copper per year. The Study is progressing well and is planned to be completed by fourth quarter of 2002.

Philip Pascall, Chairman & CEO commented, "The development of Kansanshi and other low cost copper deposits will play an important role in the future of Zambia's copper industry. The construction of a long-lived, low-cost, open pit mine at Kansanshi will have a pronounced affect on the people of the Northwestern Province of Zambia and will serve as a catalyst for further development in the area. First Quantum will continue to be a leader in the exploration for new deposits in the Copperbelt, utilizing modern exploration techniques. We believe the potential of the Copperbelt remains largely untapped."

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

02-04
April 22, 2002
www.first-quantum.com

FIRST QUANTUM TO REDUCE ITS INTEREST IN MOPANI COPPER MINES PLC

(All figures expressed in United States dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") announced that it has finalized a restructuring of its arrangements with Glencore International AG ("Glencore") and Glencore Finance (Bermuda) Limited which will result in a reduction in First Quantum's effective interest in Carlisa Investments Corp. ("Carlisa") whose principal asset is a 90% interest in Mopani Copper Mines Plc ("Mopani") and release the Company from any on-going commitment to provide any funding to Mopani.

Key Points

- Effective April 19, 2002, First Quantum will dilute its interest in Carlisa from 49% to 18.8% which will result in First Quantum's effective interest in Mopani reducing from 44% to 16.9%. Depending upon the future profitability and ongoing capital requirements at Mopani, First Quantum, may elect to dilute its interest further in Carlisa.

- In consideration for the dilution of First Quantum's interest, Glencore will release the Company from its obligation to repay a total of $21.84 million. This amount includes $13.97 million advanced by Glencore to Mopani, on behalf of First Quantum, for working capital during the period December 2001 to April 2002 and $7.87 million which represents First Quantum's share of the principal and interest pursuant to the $15 million Excess Loan made available to Mopani by Carlisa and advanced by Glencore during 2001.

- Both Glencore and First Quantum have agreed that, as at November 30, 2001, both the Management Services Agreement between First Quantum and Mopani and the Marketing Agreement between Glencore and Mopani shall be canceled. The outstanding management and marketing fees under the agreements will remain payable by Mopani but are not payable until such time that all the loans made by Glencore to Mopani and Carlisa have been repaid in full. At November 30, 2001 outstanding management fees due to First Quantum totaled $5.58 million.

- First Quantum's representation on the Mopani Board of Directors will be reduced to two Directors and Philip Pascall will stand down as Chairman of Mopani. As a result of this transaction First Quantum will no longer have joint control over Calisa or Mopani and consequently, from the effective date of the agreement, the Company will no longer proportionally consolidate Carlisa or Mopani.

Philip Pascall, Chairman and CEO commented. "Our new arrangement at Mopani will allow us to focus our resources on the development of our entire project portfolio in Zambia, while leaving us with the flexibility to consider new opportunities that may become available in the near term. We have recognized that our operating capabilities are best demonstrated on projects which we manage ourselves. An expansion is currently underway at our 100% owned Bwana Mkubwa mine which will see copper production increase three-fold in 2003. In late 2002, subject to certain conditions, we expect to make a commitment to proceed with our 80% owned Kansanshi copper deposit located near Solwezi. Kansanshi, which will be a low cost open-pit producer with a capital cost of approximately $120 million, is being designed for initial production of about

75,000 tonnes of copper per year beginning in 2004. We will continue to build on our exploration and project execution skills, and look for projects which can be developed quickly with low capital and operating costs. While we have reduced our ownership interest in Mopani, we continue to believe in the viability of the assets and their financial and strategic value to First Quantum. We remain a committed long term investor in Zambia and we believe that the development of new low cost copper deposits will play an increasingly important role in the future of Zambia's copper industry."

On Behalf of the Board of Directors
Of First Quantum Minerals Ltd.

"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's

Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

02-05

April 22, 2002

www.first-quantum.com

FIRST QUANTUM REPORTS FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

(All figures expressed in United States dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") announced financial results for the three months and full year ended November 30, 2001.

Key Points

- Attributable copper production of 50,411 tonnes (111 million pounds) in 2001
- Weighted average cash cost of $0.64 per pound of copper.
- Strong operating and financial performance continued at Bwana Mkubwa
- Mopani Copper Mines Plc continued to under perform contributing a loss of $8.54 million
- Loss for 2001 of $20.98 million or $0.58 per share, including write downs of $10.61 million or $0.29 per share
- Expansion of Bwana Mkubwa to 30,000 tonnes copper cathode to be completed by September 2002
- Feasibility study at Kansanshi nearing completion, construction may begin in 2002 with production by 2004

Overview

2001 was a tough year. A broad based global economic downturn, led to major weakness within the manufacturing sector of the world economies. This severely reduced demand for industrial metals including copper and cobalt. In fact, during 2001 nearly 600,000 tonnes of copper reached terminal warehouses as the worlds' economies contracted. As inventories surged copper prices fell to their lowest levels since 1987.

Despite this difficult macro economic environment, First Quantum was successful in achieving several of its planned objectives for 2001. The Company secured its future foundation of low cost copper production through both exploration and acquisition. The high grade Lonshi Copper Deposit located in the Democratic Republic of Congo ("DRC") was discovered as a product of its exploration efforts to secure new oxide feed for the Bwana Mkubwa operation. Taking advantage of the low copper price environment, the Company acquired the Kansanshi Copper Deposit in Zambia, one of the premier undeveloped copper deposits in the world. Lastly, the Company improved its balance sheet through the refinancing of high cost debt and issuing of new equity to institutional investors in Europe and North America.

While First Quantum achieved many of its goals in 2001, it did not achieve all of them. In particular, the under performance of Mopani Copper Mines Plc was a disappointment. While there are many reasons for the poor performance at Mopani, both within and beyond the Company's control, the plan to revitalize the Nkana and Mufulira Divisions was not achieved. First Quantum had expected to see a greater degree of advancement then has occurred to date.

In early 2002, the Mopani shareholders appointed a new Chief Executive Officer and initiatives have been taken to apply stringent cost controls. This will position Mopani well in the future. Mopani is now forecast to make a loss in the financial year 2002, but will return to profitability in 2003.

In August of 2000, the Connemara gold operation was put on care and maintenance to preserve the reserves until such time as the political and economic climate in Zimbabwe improved. Unfortunately, during 2001 conditions in Zimbabwe continued

to deteriorate leading First Quantum to write down the carrying value of the Connemara assets by $9.09 million. In addition, the Company chose to write-off its interest in the Kolwezi and Likasi tailings projects located in the DRC resulting in the write-off of $1.28 million.

Financial Results (see attached financial statements)

The 100% owned Bwana Mkubwa Mining Limited ("Bwana Mkubwa") had a strong fourth quarter, despite low copper prices, reporting a $2.22 million operating profit before non-cash items. Fourth quarter financial results were negatively impacted by low productivity at the 44% owned Mopani Copper Mines Plc ("Mopani"). This resulted in both reduced ore production and high unit costs which in combination with weakening cobalt prices resulted in Mopani contributing an operating loss of $1.48 million before non-cash items.

Revenues totaled $33.08 million in the fourth quarter of 2001 similar to $33.35 million in 2000. At Mopani, the Company's portion of external revenues was $27.14 million during the quarter. External revenues at Bwana Mkubwa were $5.51 million.

Earnings before interest, taxes, depletion and amortization and, write downs of Connemara and the Kolwezi and Likasi tailings projects, for the fourth quarter of 2001 were $4.04 million or $0.09 per share compared to $8.61 million or $0.34 per share in 2000. Cash flow from operating activities, before changes in non-cash operating working capital, for the period was $[3.06] million or $[0.07] per share compared to $6.31 million or $0.25 per share in 2000. The Company reported a net loss for the period of $[18.43] million or $[0.43] per share versus earnings of $4.36 million or $0.17 per share in 2000.

Revenues were $138.12 million in 2001 up 52% from $91.18 million in 2000 as a result of a full year of operations at Mopani. At Mopani, the Company's portion of external revenues was $110.95 million in 2001 compared to $57.01 million in 2000. External revenues at the Bwana Mkubwa decreased 12% in 2001 to $24.55 million compared to $28.11 million in 2000 as a result of lower realized copper and sulphuric acid prices. Copper continues to be the largest contributor to the Company's revenue in 2001 representing 66%, tolling charges contributed 15%, cobalt 10% and sulphuric acid 7% compared to 63% copper, 10% tolling charges 9% cobalt and 11% sulphuric acid in 2000.

Net loss for the year 2001 was $[20.98] million or $[0.58] per share, compared with earnings of $7.53 million or $0.30 per share in 2000. Net loss for the year 2001, before write downs of Connemara and the Kolwezi and Likasi tailings projects, was $[10.61] million or $[0.29] per share and before the loss contributed by Mopani was $[2.07] million or $[0.06] per share.

Earnings before interest and financing fees, taxes, depletion and amortization and write downs of Connemara and deferred exploration costs for 2001 were $11.29 million or $0.31 per share compared to $22.51 million or $0.89 per share in 2000. Cash flows from operating activities, before changes in non-cash operating working capital was $4.65 million or $0.13 per share, compared to $17.87 million or $0.71 per share the previous year.

The Company ended the year with a working capital of $1.42 million, significantly improved compared to a deficit at November 30, 2000 of $[6.32] million. At November 30, 2001, cash was $9.84 million compared to $2.60 million in 2000.

The averaged realized copper price for 2001 was $0.82 per pound compared to the average LME copper price for the year of $0.72. The difference in copper prices realized was the result of a proactive forward hedging strategy. The average realized copper price in 2000 was $0.80 per pound. The average realized price for cobalt in 2001 was $7.15 per pound, compared to $9.94 per pound in 2000. Cobalt is not hedged.

Operations Review (see attached tables)

Attributable copper production was 50,411 tonnes in 2001 as compared to 32,470 tonnes in 2000. Surplus acid production was 62,783 tonnes in 2001 compared to 61,889 tonnes in 2000 and cobalt production was 872 tonnes in 2001 compared to 367 tonnes in 2000. Weighted average cash costs in 2001 were $0.64 per pound of copper compared to $0.42 per pound in 2000.

Bwana Mkubwa Mine (100% Interest)

During the year ended November 30, 2001, the Bwana Mkubwa Copper Mine continued to operate efficiently, producing 9,662 tonnes of copper and 62,783 tonnes of surplus sulphuric acid for sale to third parties in the Copperbelt region, compared to 10,025 tonnes copper and 61,889 tonnes surplus sulphuric acid in 2000. A Definitive Engineering and Capital Cost Study for the expansion of the existing process plant to produce up to 35,000 tonnes per annum of copper cathode utilizing ore from the Lonshi deposit, located 36 kilometres southeast of the Bwana Mkubwa facility, in the DRC, was completed. Exploration activities commenced at Lonshi in November 2000 and the current resource is 5.1 million tonnes grading 5.75% copper or 295,000 tonnes of contained copper. Open cast mining commenced at Lonshi in September 2001. Installation of crushing and milling facilities at Bwana Mkubwa commenced during the fourth quarter. Full production from the expanded plant should be achieved by the fourth quarter, 2002.

At Bwana Mkubwa, cash costs net of credits which include surplus sulphuric acid profits were $0.18 per pound of copper in 2001 compared with costs of $0.11 per pound of copper in 2000 due to lower sulphuric acid prices Total cash costs net of credits were $0.61 per pound of copper in 2001, compared to $0.57 per pound of copper in 2000.

Mopani Copper Mines (44% Interest)

Mopani did not achieve its aggressive production forecast in 2001 despite higher copper and cobalt production levels compared to the previous year. Total copper production was 83,161 tonnes in 2001 compared to 45,804 tonnes in 2000 while total cobalt production was 1,780 tonnes in 2001 compared to 749 tonnes in 2000. The increase in metal production in 2001 reflects a full year of production compared to eight months in 2000. Gross profit fell during the year primarily as a result of higher operating costs and lower cobalt prices. Overall the net loss to the Company in 2001 at Mopani was US$[8.54]million after taxes and minority interests compared to net earnings of $4.64 million in 2000.

As a result of a full year of operation at Mopani, costs of sales in 2001 rose to $123.49 million compared to $66.16 million in 2000. At Mopani during 2001, cash costs net of credits, which include cobalt and tolling profits, were $0.75 per pound of copper, while total costs net of credits were $0.94 per pound of copper. This compares to cash costs in 2000 of $0.56 per pound of copper and total costs of $0.71 per pound of copper. The increase in operating costs at Mopani, on a per pound of copper basis, is attributed to operating inefficiencies and low cobalt prices.

Attributable production from Mopani for the year ended November 30, 2001 was 40,749 tonnes copper and 872 tonnes cobalt, compared to 22,445 tonnes copper and 367 tonnes cobalt in 2000.

Kansanshi Copper Deposit (80% Interest)

On August 15, 2001 the Company purchased an effective 80% interest in the Kansanshi Copper Deposit in Zambia. The acquisition was financed by the assumption of $5.39 million in debt which was subsequently repaid by the payment of $2.45 million and the issuance of 1,400,000 First Quantum common shares. In addition, the Company has agreed to pay a deferred payment of $25 million, subject to certain conditions, less an amount equal to the value of the 1,400,000 common shares at the date on which commercial production commences at Kansanshi. As part of the Kansanshi acquisition the Company has paid $2.0 million to ZCCM Investment Holdings ("ZCCM") and will pay a further $4.0 million to ZCCM upon a positive development decision at Kansanshi. This decision and payment, subject to certain conditions, must be paid by January 10, 2003. ZCCM holds a 20% interest in Kansanshi. The Kansanshi deposit is one of the premier undeveloped copper deposits in the world. Kansanshi hosts an open pit mineral resource of 267 million tonnes grading 1.28% copper and 0.16 gram per tonne gold containing 3.4 million tonnes (7.5 billion pounds) of copper and 1.4 million ounces of gold.

Outlook

There are increasing signs that the United States economy has bottomed and should embark upon at least a modest recovery in 2002. Europe should follow the United States led upturn, while China continues to enjoy healthy growth as a result of domestic infrastructure spending and a large influx of foreign direct investment. With renewed growth of the worlds' economies commodity prices will begin to move higher in the second half of 2002. This will coincide with increasing production at Bwana Mkubwa and improved operating results at Mopani.

Bwana Mkubwa Mine

Bwana Mkubwa continues to operate profitably and made significant advancements in enhancing its asset base and extending the life of its operations. In September 2001, the Company commenced open pit mining operations and by mid-April 2002, 442,000 tonnes of ore grading 4.31% copper containing approximately 16,000 tonnes of copper was stockpiled. An estimated 730,000 tonnes of ore grading 5.43% copper is to be mined during the period December, 2001 to November 2002.

In early March 2002, the Company completed the construction and commissioning of Phase One of the expansion of the Bwana Mkubwa facility. Phase One consisted of the installation of crushing, milling and pre-leach filtration facilities necessary to process ore from the high grade Lonshi copper deposit. In addition, construction of a second sulphuric acid plant has been completed at Bwana Mkubwa expanding acid production from 300 tonnes per day to 420 tonnes per day. Phase One expansion was financed from current working capital at an estimated cost of $5.50 million. Phase Two of the expansion construction is well underway which will result in the expansion of the leach, filtration, solvent extraction, and electrowinning facilities to a minimum of 30,000 tonnes of LME grade copper cathode per year from the current production rate of 10,000 tonnes of copper cathode. Phase Two construction of Bwana Mkubwa expansion will be completed during the third quarter, 2002 at an estimated cost of $18 million. The Company is well advanced in finalizing a project loan facility for the full Phase Two estimated cost. For the year ending November 2002 Bwana Mkubwa is anticipated to produce 16,000 tonnes of copper cathode and 99,000 tonnes of surplus sulphuric acid. When the Bwana Mkubwa facility is fully expanded to process the Lonshi ore, cash costs net of credits are budgeted to be $0.30 per pound of copper putting the Bwana Mkubwa operation in the lowest quartile in terms of cost of production. Bwana Mkubwa will continue to be a cornerstone of the company and a major contributor to cash flow.

Kansanshi Copper Deposit

Complementing the success of the Bwana Mkubwa operation is the planned completion of a bankable feasibility study on the Kansanshi copper deposit. Kansanshi hosts an open pit mineral resource of 267 million tonnes grading 1.28% copper and 0.16 grams per tonnes gold containing 3.4 million tonnes (7.5 billion pounds) copper and 1.4 million ounces of gold. The study will consider all aspects of the potential development of a new, large scale open pit mine at Kansanshi. The Company anticipates that first phase construction including engineering civils and some earthworks, subject to certain conditions, could commence late in 2002 with production commencing in early 2004. Kansanshi, with a capital cost of approximately $120 million, is being designed to produce approximately 75,000 tonnes (165 million pounds) of copper per year. Early indications are that Kansanshi will produce copper for approximately $0.40 per pound, net of credits, adding to First Quantum's low cost production base at Bwana Mkubwa.

Mopani Copper Mines

At Mopani, new management will focus on cost cutting activities and improving productivity in an effort to reach a positive cash flow position in 2002. We believe Mopani's performance will be assisted by rising copper and cobalt prices. Mopani funding requirements are being met by Glencore, the 51% shareholder in Carlisa Investments Corp. which holds 90% of the equity in Mopani. As of April 18, 2002 the Company elected to reduce its interest in Carlisa from 49% to 18.8% rather than repay to Glencore its share of advances made. The Company is not obligated to make any further capital requirements to Mopani. Depending upon the future profitability and ongoing capital requirements at Mopani, First Quantum, in the event of non-contribution of future funding, may reduce its interest further in Carlisa. Mopani continues to have an aggressive cost cutting exercise together with initiatives to increase production and improve productivity. Mopani is forecasting 101,000 tonnes copper and 2,000 tonnes cobalt production for the year ending November, 2002. Cash costs net of credits are forecast at $0.76 per pound of copper in 2002. Our new arrangement at Mopani has taken away the risk of First Quantum's growth being constrained by Mopani's potential need for additional capital. While we have reduced our ownership interest in Mopani, we continue to believe in the viability of the assets and their financial and strategic value to First Quantum.

We believe that First Quantum is uniquely positioned to participate in an expected environment of higher copper prices upon renewed growth in world economies. We also believe that worldwide mine production over the next several years will be unable to keep up with projected global demand growth for copper. This could result in much higher copper prices than we see today.

On Behalf of the Board of Directors

. of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

ATTRIBUTABLE PRODUCTION SUMMARY

For The Three Months and Year Ended November 30, 2001

(All figures in United States dollars)

	2001		2000	
	Fourth Quarter	**Full Year**	Fourth Quarter	Full Year
Total				
Copper Production (tonnes)	**13,116**	**50,411**	12,111	32,470
Total Cost Copper (US$/lb)*	**0.92**	**0.77**	0.64	0.66
Cash Cost Copper (US$/lb)*	**0.66**	**0.64**	0.37	0.42
Cobalt Production (tonnes)	**246**	**872**	211	367
Surplus Sulfuric Acid (tonnes)	**16,311**	**62,783**	15,602	61,889
Mufulira Division, Zambia				
Copper Production (tonnes)	**5,179**	**18,298**	4,713	13,600
Total Cost Copper (US$/lb)*	**0.97**	**0.96**	0.65	0.64
Cash Cost Copper (US$/lb)*	**0.76**	**0.78**	0.49	0.52
Nkana Division, Zambia				
Copper Production (tonnes)	**5,667**	**22,451**	4,960	8,845
Cobalt Production (tonnes)	**246**	**872**	211	367
Total Cost Copper (US$/lb)*	**1.00**	**0.93**	0.63	0.81
Cash Cost Copper (US$/lb)*	**0.77**	**0.72**	0.40	0.61
Bwana Mkubwa Mine, Zambia				
Copper Production (tonnes)	**2270**	**9,662**	2,438	10,025
Surplus Acid Production (tonnes)	**16,311**	**62,783**	15,602	61,889
Total Cost Copper (US$/lb)*	**0.61**	**0.61**	0.62	0.57
Cash Cost Copper (US$/lb)*	**0.18**	**0.18**	0.07	0.11

Note: * costs are net of credits.

Operation Statistics By Quarter – 2001

(All figures in United States dollars)

Bwana Mkubwa Mine, Zambia
Copper & Acid Production

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Ore Processed (tonnes)	447,170	477,970	493,950	471,430	1,890,520
Copper Grade (%)	0.69	0.71	0.66	0.64	0.67
Contained Copper (tonnes)	3,085	3,398	3,260	3,031	12,774
Surplus Acid Production (tonnes)	14,642	13,997	17,833	16,311	62,783
Copper Production (tonnes)	**2,323**	**2,581**	**2,488**	**2,270**	**9,662**
Total Cost Copper ($/lb)*	**0.69**	**0.60**	**0.54**	**0.61**	**0.61**
Cash Cost Copper ($/lb)*	**0.21**	**0.18**	**0.14**	**0.18**	**0.18**

Mufulira Division, Zambia
Copper Production
(Table represents 100% Mopani production)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Ore Processed (tonnes)	498,736	388,317	433,593	608,384	1,929,030
Copper Grade (%)	2.38	2.28	2.33	2.18	2.29
Contained Copper (tonnes)**	11,867	8,854	10,103	13,251	44,075
Copper Production (tonnes)**	**8,712**	**9,433**	**8,628**	**10,570**	**37,343**
Total Cost Copper ($/lb)*	**0.72**	**1.16**	**0.97**	**0.97**	**0.96**
Cash Cost Copper ($/lb)*	**0.58**	**0.99**	**0.78**	**0.76**	**0.78**

Nkana Division, Zambia
Copper & Cobalt Production
(Table represents 100% Mopani production)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Ore Processed (tonnes)	760,972	827,253	749,144	795,142	3,132,511
Copper Grade (%)	1.77	1.68	1.81	1.68	1.73
Cobalt Grade (%)	0.14	0.13	0.15	0.13	0.14
Contained Copper (tonnes)**	13,451	13,886	13,560	13,420	54,317
Contained Cobalt (tonnes)**	1,040	1,101	1,124	991	4,256
Copper Production (tonnes)**	**9,922**	**11,331**	**12,999**	**11,566**	**45,818**
Cobalt Production (tonnes)**	**368**	**455**	**456**	**501**	**1,780**
Total Cost Copper ($/lb)*	**0.87**	**0.83**	**1.01**	**1.00**	**0.93**
Cash Cost Copper ($/lb)*	**0.71**	**0.54**	**0.85**	**0.77**	**0.72**

Notes:
* costs are net of credits.
**Variance in metal production figures versus contained metal in ore figures, relate to factors that include inventory of copper in circuit, as well as, metal accounting and delivery allied with tolling contracts. Therefore, metal production and contained metal should not be used to calculate metallurgical recoveries. Total copper recoveries at Nkana and Mufulira are approximately 90% and 92% respectively. Total cobalt recoveries at Nkana are approximately 50%.

Consolidated Balance Sheets
As at November 30, 2001 and November 30 2000
(expressed in U.S. dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	9,835,973	2,595,236
Accounts receivable and prepaid expenses	13,766,804	15,736,945
Inventory (note 5)	25,904,367	17,744,692
	49,507,144	36,076,873
Management fees receivable (note 6)	2,846,824	992,974
Investments (note 7)	2,313,839	2,160,614
Deferred exploration and acquisition costs (note 8)	108,892	1,387,037
Property, plant and equipment (note 9)	99,787,291	86,974,711
Deferred financing fees (note 11)	160,077	981,332
	154,724,067	128,573,541
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	29,941,550	16,619,238
Current portion of provision for retrenchment benefits (note 13)	2,551,176	3,033,100
Current portion of long-term debt (note 10)	15,595,590	22,744,585
	48,088,316	42,396,923
Long-term debt (note 10)	28,910,211	29,729,875
Deferred revenue (note 21)	850,394	106,075
Future income tax liability (note 12)	5,064,129	1,527,016
Provision for retrenchment benefits (note 13)	13,293,700	11,407,119
Provision for removal and restoration (note 3)	9,849,980	9,849,980
	106,056,730	95,016,988
Minority interests	2,323,077	603,493
	108,379,807	95,620,481
Shareholders' Equity		
Share capital (note 14)	77,187,634	42,821,156
Deficit	(30,843,374)	(9,868,096)
	46,344,260	32,953,060
	154,724,067	128,573,541

Going concern assumption (note 1)

Subsequent events (note 23)

Approved by the Board of Directors

"Martin R. Rowley" Director   "Philip K. R. Pascall" Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Loss and Deficit
For years ended November 30, 2001 and 2000
(expressed in U.S. dollars)

	2001 $	2000 $
Revenues		
Copper	91,471,909	57,535,137
Acid	9,521,086	10,451,849
Cobalt	13,750,380	8,043,938
Gold	-	4,474,026
Toll charges	20,753,950	9,088,568
Management fees (note 6)	1,853,850	992,974
Other	750,862	595,788
	138,102,037	91,182,280
Costs and expenses		
Cost of sales	123,489,452	66,163,843
Depletion and amortization	12,367,849	10,730,127
Exploration	617,160	315,443
Foreign exchange loss (gain)	726,479	(70,799)
General and administrative	2,134,538	1,605,849
Interest and financing fees on long-term debt	6,306,846	5,004,755
Writedown of mineral properties and deferred exploration costs (notes 8 and 9)	10,369,240	-
	156,011,564	83,749,218
Earnings (loss) before income taxes, minority interest and equity loss	(17,909,527)	7,433,062
Provision for current income taxes (note 12)	(7,150)	(35,183)
Future income taxes (expense) (note 12)	(3,537,113)	542,733
Minority interest (note 6)	449,276	(244,435)
Equity earnings (loss) (note 7)	29,236	(167,723)
Net earnings (loss) for the year	(20,975,278)	7,528,454
Deficit - Beginning of year	(9,868,096)	(15,326,801)
Future income tax adjustment (note 12)	-	(2,069,749)
Deficit - End of year	(30,843,374)	(9,868,096)
Earnings (loss) per share (note 17)		
Basic	(0.58)	0.30
Diluted	(0.58)	0.27

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows
For the years ended November 30, 2001 and 2000
(expressed in U.S. dollars)

	2001 $	2000 $
Cash flows from operating activities		
Net earnings (loss) for the year	(20,975,278)	7,528,454
Items not affecting cash		
Management fees (note 6)	(1,853,850)	(992,974)
Minority interest	(449,276)	244,435
Depletion and amortization	12,367,849	10,730,127
Amortization of financing fees on long-term debt	1,042,900	1,310,326
Equity loss (earnings)	(29,236)	167,723
Net recognition of deferred revenue	(106,075)	(1,036,323)
Writedown of mineral properties and deferred exploration costs	10,369,240	-
Accrued interest on deferred liability	746,343	461,155
Future income tax expense (recovery)	3,537,113	(542,733)
	4,649,730	17,870,190
Change in non-cash operating working capital		
Decrease (increase) in receivables and prepaid expenses	2,826,761	(9,610,090)
Increase in inventory	(8,660,014)	(7,120,753)
Increase in accounts payable and accrued liabilities	7,723,531	8,259,106
	1,890,278	(8,471,737)
	6,540,008	9,398,453
Cash flows from financing activities		
Proceeds from long-term debt	22,797,381	28,411,778
Repayments of principal on long-term debt	(30,568,161)	(13,493,677)
Payments for deferred finance fees	(221,645)	-
Proceeds from issue of common shares and warrants	31,422,256	1,520,595
	23,429,831	16,438,696
Cash flows from investing activities		
Payments to acquire property, plant and equipment	(22,605,113)	(15,465,293)
Purchase of Mopani interest	-	(9,569,348)
Proceeds from sale of property, plant and equipment	-	102,000
Payments for exploration of mineral properties	-	(132,689)
Purchase of investments	(123,989)	-
Proceeds from sale of investments	-	120,005
	(22,729,102)	(24,945,325)
Increase in cash and cash equivalents	7,240,737	891,824
Cash and cash equivalents - Beginning of year	2,595,236	1,703,412
Cash and cash equivalents - End of year	9,835,973	2,595,236

Supplemental cash flow information (note 20)

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Segmented Data
For the year ended November 30, 2001
(expressed in U.S. dollars)

	Mopani (Zambia) $ (note 23)	Bwana Mkubwa (Zambia) $	Connemara (Zimbabwe) $	Corporate/ other $	Total $
Revenues from external customers	110,947,760	24,549,565	39,700	-	135,537,025
Interest and other income	300,860	73,141	54,351	2,136,663	2,565,015
Inter-segment sales (cost of sales)	(342,409)	342,409	-	-	-
Management fee income (cost)	(1,781,150)	-	-	1,781,150	-
Cost of sales	(109,869,763)	(13,319,234)	(300,458)	-	(123,489,455)
Segment gross profit	(744,702)	11,645,881	(206,407)	3,917,813	14,612,585
Depletion and amortization	3,659,309	8,601,784	90,765	15,974	12,367,832
General and administrative	265,580	-	-	1,868,974	2,134,554
Exploration and write offs	-	-	9,091,095	1,895,305	10,986,400
Foreign exchange (gain) loss	817,811	(36,438)	96,861	(151,754)	726,480
Interest and financing fees	3,498,110	970,324	90,980	1,747,432	6,306,846
Segment profit (loss) before the undernoted items	(8,985,512)	2,110,211	(9,576,108)	(1,458,118)	(17,909,527)
Minority interest	449,276	-	-	-	449,276
Equity earnings	-	-	-	29,236	29,236
Future income tax (recovery)	-	(3,537,113)	-	-	(3,537,113)
Income tax	-	(7,068)	(82)	-	(7,150)
Segment profit (loss) after tax	(8,536,236)	(1,433,970)	(9,576,190)	(1,428,882)	(20,975,278)
Property, plant and equipment additions	16,609,530	3,807,001	267,296	12,976,424	33,660,251
Total assets	95,424,299	43,103,941	1,242,082	143,728,155	283,498,477
Intercompany balances included in total assets	(36,291)	(15,059,543)	(30,026)	(113,648,550)	(128,774,410)
Total consolidated assets	95,388,008	28,044,398	1,212,056	30,079,605	154,724,067

Comisa and Kansanshi have not been included as separate segments in this analysis because they have not yet reached the commercial production stage. All associated costs are being capitalized and are included in corporate/other assets.

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Segmented Data
For the year ended November 30, 2000
(expressed in U.S. dollars)

	Mopani (Zambia) $	Bwana Mkubwa (Zambia) $	Connemara (Zimbabwe) $	Corporate/ other $	Total $
Revenues from external customers	57,010,959	28,108,533	4,524,672	-	89,644,164
Other income	72,676	308,047	16,963	1,140,430	1,538,116
Inter-segment sales (cost of sales)	(406,394)	406,394	-	-	-
Management fees income (cost)	(954,034)	-	-	954,034	-
Cost of sales	(48,629,552)	(12,763,400)	(4,770,891)	-	(66,163,843)
Segment gross profit (loss)	7,093,655	16,059,574	(229,256)	2,094,464	25,018,437
Depletion and amortization	1,344,422	8,327,708	1,006,127	51,870	10,730,127
General and administrative	32,742	-	-	1,573,107	1,605,849
Exploration	-	-	-	315,443	315,443
Foreign exchange gain	-	(4,279)	(10,038)	(56,482)	(70,799)
Interest and financing fees	829,918	1,585,629	286,343	2,302,865	5,004,755
Segment profit (loss) before tax	4,886,573	6,150,516	(1,511,688)	(2,092,339)	7,433,062
Minority interest	244,435	-	-	-	244,435
Equity earnings (loss)	-	-	-	167,723	167,723
Future income tax recovery	-	(542,733)	-	-	(542,733)
Income tax	-	33,145	2,038	-	35,183
Segment profit (loss)	4,642,138	6,660,104	(1,513,726)	(2,260,062)	7,528,454
Property, plant and equipment additions	49,090,610	418,401	499,617	2,456	50,011,084
Total assets	78,977,768	32,610,313	10,224,233	6,761,227	128,573,541

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

02 MAY -7 AM 10: 12

NEWS RELEASE

02-06

FIRST QUANTUM
MINERALS LTD.

April 30, 2002

www.first-quantum.com

FIRST QUANTUM REPORTS FIRST QUARTER RESULTS

(All figures expressed in United States dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") announced financial results for the three months ended February 28, 2002.

Key Points

- Attributable copper production of 9,086 tonnes (20 million pounds)
- Strong operating and financial performance at Bwana Mkubwa SX/EW Facility ("Bwana Mkubwa") contributing an operating profit of $2.46 million
- Net loss for first quarter of $[4.48] million or $[0.10] per share, of which Mopani Copper Mines Plc ("Mopani") contributed $[4.73] million or $[0.11] per share
- Exploration drilling, along strike and down dip, at high grade Lonshi deposit continues to yield very encouraging results
- Expansion of Bwana Mkubwa to 30,000 tonnes copper cathode to be completed by the fourth quarter of 2002
- Feasibility study at Kansanshi nearing completion, construction expected to begin in 2002 with production by 2004

Financial Results (see attached financial statements)

Effective April 19, 2002, the Company reduced its effective interest in Carlisa Investment Corp. ("Carlisa"), whose principal asset is a 90% equity interest in Mopani, from 49% to 18.8% (First Quantum News Release 02-04 dated April 22, 2002). In the quarter ended February 28, 2002, the Company elected not to contribute $20.50 million to Mopani which resulted in a reduction of the Company's effective interest in Mopani from 49% to 33.7%. The financial statements for the first quarter reflect the Company's reduced interest in Carlisa accounted for by the proportionate consolidated method. Effective April 19, 2002, the Company no longer has joint control over Carlisa and accordingly the Company will account for Carlisa using the equity method beginning with the second quarter reporting period. Due to the significance of this change in accounting treatment on the consolidated balance sheet, a condensed balance sheet has been included to reflect, as at February 28, 2002, the equity accounting of the Company's 33.7% interest in Carlisa.

The 100% owned Bwana Mkubwa SX/EW facility had a strong first quarter, despite low copper prices, reporting a $2.46 million operating profit before non-cash items. First quarter financial results were negatively impacted by low productivity at Mopani. This resulted in both reduced ore production and high unit costs which in combination with weak cobalt prices resulted in Mopani contributing an operating loss of $[3.52] million before non-cash items.

Revenues were $28.12 million for the first quarter ended February 28, 2002 down 14% from $32.62 million for the same period in 2001 as a result of lower copper and cobalt prices and decreasing tolling revenues at Mopani. At Mopani, the Company's portion of external revenues was $20.99 million in the first quarter of 2002 compared to $25.63 million for the same period in 2001. External revenues from Bwana Mkubwa remained consistent in the first quarter of 2002 at $6.14 million compared with $6.39 million in 2001. Copper is the largest contributor to the Company's revenue representing 62%, while tolling charges contributed 14%, cobalt contributed 9%, sulphuric acid contributed 11%, and other sources contributed

4%. The averaged realized copper price for the quarter was $0.71 per pound compared to the average LME copper price for the quarter of $0.70.

Losses before interest, taxes, minority interest, depletion and amortization for the first quarter in 2002 were $[0.55] million or $[0.01] per share compared to earnings before interest, taxes, minority interest, depletion and amortization of $5.08 million or $0.17 per share in the first quarter of 2001. Cash outflow from operating activities, before changes in non-cash operating working capital for the first quarter in 2002 was $[4.08] million or $[0.09] per share, compared to cash flow from operating activities of $4.28 million or $0.14 per share for the same period in 2001. Net loss for the first quarter ended February 28, 2002 was $[4.48] million or $[0.10] per share, compared with net earnings of $1.34 million or $0.04 per share for the same period in 2001.

At February 28, 2002 the Company's had a working capital of $8.00 million compared to $7.50 million at February 28, 2001. Cash and cash equivalents were $8.87 million compared to $9.84 million in 2001.

Operations Review (see attached tables)

Attributable copper production for the first quarter in 2002 was 9,086 tonnes (20.0 million pounds) as compared to 11,454 tonnes (25.2 million pounds) in 2001 as a result of a reduction in the Company's effective interest in Mopani from 49% to 33.7%. Attributable cobalt production for the first quarter in 2002 was 152 tonnes (335,008 pounds) compared to 180 tonnes (396,720 pounds) for the same period in 2001. Surplus acid production was 21,502 tonnes in the first quarter 2002 as compared to 14,642 tonnes in 2001 as a result of commissioning a second acid plant at Bwana Mkubwa during the first quarter.

At Bwana Mkubwa, cash costs net of credits, which include surplus sulphuric acid profits, were $0.20 per pound of copper in the first quarter of 2002, compared to cash costs of $0.21 per pound of copper in 2001. Total costs in the first quarter, net of credits were $0.34 per pound of copper, compared to $0.69 per pound of copper in 2001. The lower total cost was the result of a significant adjustment to the amortization of the copper plant. At Mopani during the first quarter, cash costs net of credits, which include cobalt and tolling profits, were $0.83 per pound of copper, while total costs were $0.94 per pound of copper. This compares to cash costs for the same period in 2001 of $0.65 per pound of copper and total costs of $0.80 per pound of copper. The increase in operating costs per pound resulted from poorer than anticipated deliveries of ore to the mill and lower head grades at both of the Nkana and Mufulira as well as lower cobalt prices.

Bwana Mkubwa SX/EW Facilities ("Bwana Mkubwa")/ Lonshi Copper Mine ("Lonshi") (100%)

In early March 2002, the Company completed the construction and commissioning of Phase One of the expansion of the Bwana Mkubwa SX/EW facility. Phase One consisted of the installation of crushing, milling and pre-leach filtration facilities necessary to process ore from the high grade Lonshi copper deposit. In addition, construction of a second sulphuric acid plant was completed at Bwana Mkubwa expanding acid production from 300 tonnes per day to 420 tonnes per day. Phase One expansion was financed from current working capital at an estimated cost of $5.50 million. Phase Two of the expansion construction is well underway which will result in the expansion of the leach, filtration, solvent extraction, and electrowinning facilities to a minimum of 30,000 tonnes (66 million pounds) of LME grade copper cathode per year from the current production rate of 10,000 tonnes (22 million pounds) of copper cathode. Phase Two construction of Bwana Mkubwa expansion will be completed during the fourth quarter of 2002 at an estimated cost of $18 million. The Company is well advanced in finalizing a project loan facility for the total Phase Two estimated cost.

Processing of Lonshi ore via blending with existing Bwana Mkubwa tailings commenced in March. For the full year of 2002, Bwana Mkubwa is budgeted to produce 16,000 tonnes of copper cathode and 99,000 tonnes of surplus sulphuric acid. When the Bwana Mkubwa facility is fully expanded to process the Lonshi ore, cash costs net of credits are budgeted to be $0.30 per pound of copper putting the Bwana Mkubwa operation in the lowest quartile in terms of cost of production. Bwana Mkubwa will continue to be a cornerstone of the company and a major contributor to cash flow.

In September 2001, the Company commenced open pit mining operations at Lonshi. At April 27, 2002 approximately 563,000 tonnes of ore grading 4.5% acid soluble copper containing 25,300 tonnes of copper had been stockpiled for future processing. Assuming a copper price of $0.73 per pound, the in-situ value of the ore stockpile is approximately $41 million. An estimated 730,000 tonnes of ore grading 5.43% copper is to be mined during the 2002 fiscal year.

Lonshi Copper Deposit (September 1, 2001 to April 27, 2002)

	Tonnes	Acid Soluble Copper (%)	Acid Soluble Copper (tonnes)
Lonshi Ore Stockpile	509,118	4.45	22,656
Bwana Mkubwa Ore Stockpile	53,709	5.02	2,696
Bwana Mkubwa Ore Treated	23,775	3.97	944
Total	**586,602**	**4.48**	**26,296**

Exploration drilling began in March to test both the strike extension and down dip extension, between 65 metres and 140 metres, of the Lonshi orebody, Intial results from the 3,200 metre drill program have been very encouraging and detailed results will be published upon compilation and analysis of data.

Kansanshi Copper Deposit ("Kansanshi")

Kansanshi hosts an open pit mineral resource of 267 million tonnes grading 1.28% copper and 0.16 grams per tonnes gold containing 3.4 million tonnes (7.5 billion pounds) copper and 1.4 million ounces of gold. A feasibility study will be published during the second quarter leading to a bankable feasibility study in the fourth quarter of 2002. The study will consider all aspects of the potential development of a new, large scale open pit mine at Kansanshi. The Company anticipates that first phase construction including civil engineering and some earthworks, subject to certain conditions, could commence late in 2002 with commercial production commencing in early 2004. Kansanshi, with a capital cost of approximately $120 million, is being designed to produce approximately 75,000 tonnes (165 million pounds) of copper per year. Early indications are that Kansanshi will produce copper for approximately $0.40 per pound, net of credits, adding to First Quantum's low cost production base at Bwana Mkubwa.

Mopani Copper Mines ("Mopani")

As of April 19, 2002 the Company elected to reduce its interest in Carlisa from 49% to 18.8% reducing its effective interest in Mopani to 16.9%, rather than repay Glencore its share of advances made. The Company is not obligated to make any further capital requirements to Mopani. Depending upon the future profitability and ongoing capital requirements at Mopani, First Quantum, in the event of non-contribution of future funding, may dilute its interest further in Carlisa. At Mopani, management will focus on cost cutting activities and improving productivity in an effort to reach a positive cash flow position in 2002. Mopani is forecasting 101,000 tonnes copper and 2,000 tonnes cobalt production for the year ending November, 2002. Cash costs net of credits are forecast at $0.76 per pound of copper in 2002. Mopani's performance should be assisted by forecast rising copper and cobalt prices during the second half of 2002 and beyond.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

ATTRIBUTABLE PRODUCTION SUMMARY

For The Three Months Ended February 28, 2002

(All figures in United States dollars)

	2002	2001
	First Quarter	First Quarter
Total		
Copper Production (tonnes)	**9,086**	11,454
C3 (Total) Cost Copper (US$/lb)*	**0.80**	0.78
C1 (Cash) Cost Copper (US$/lb)*	**0.69**	0.56
Cobalt Production (tonnes)	**152**	180
Surplus Sulfuric Acid (tonnes)	**21,502**	14,642
Bwana Mkubwa Mine, Zambia (100%)		
Copper Production (tonnes)	**2,080**	2,323
Surplus Acid Production (tonnes)	**21,502**	14,642
C3 (Total) Cost Copper (US$/lb)*	**0.34**	0.69
C1 (Cash) Cost Copper (US$/lb)*	**0.20**	0.21
Mufulira Division, Zambia (30%)		
Copper Production (tonnes)	**2,766**	4,269
C3 (Total) Cost Copper (US$/lb)*	**0.91**	0.72
C1 (Cash) Cost Copper (US$/lb)*	**0.79**	0.58
Nkana Division, Zambia (30%)		
Copper Production (tonnes)	**4,240**	4,862
Cobalt Production (tonnes)	**152**	180
C3 (Total) Cost Copper (US$/lb)*	**0.96**	0.87
C1 (Cash) Cost Copper (US$/lb)*	**0.86**	0.71

Note: * costs are net of credits.

Operation Statistics By Quarter – 2002

(All figures in United States dollars)

Bwana Mkubwa Mine, Zambia
Copper & Acid Production

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Ore Processed (tonnes)	431,840	-	-	-	431,840
Copper Grade (%)	0.66	-	-	-	0.66
Contained Copper (tonnes)	2,850	-	-	-	2,850
Surplus Acid Production (tonnes)	21,502	-	-	-	21,502
Copper Production (tonnes)	**2,080**	**-**	**-**	**-**	**2,080**
C3 (Total) Cost Copper ($/lb)*	**0.34**	**-**	**-**	**-**	**0.34**
C1 (Cash) Cost Copper ($/lb)*	**0.20**	**-**	**-**	**-**	**0.20**

Mufulira Division, Zambia
Copper Production
(Table represents 100% Mopani production)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Ore Processed (tonnes)	611,000	-	-	-	611,000
Copper Grade (%)	1.98	-	-	-	1.98
Contained Copper (tonnes)**	12,098	-	-	-	12,098
Copper Production (tonnes)**	**8,135**	**-**	**-**	**-**	**8,135**
C3 (Total) Cost Copper ($/lb)*	**0.91**	**-**	**-**	**-**	**0.91**
C1 (Cash) Cost Copper ($/lb)*	**0.79**	**-**	**-**	**-**	**0.79**

Nkana Division, Zambia
Copper & Cobalt Production
(Table represents 100% Mopani production)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Ore Processed (tonnes)	777,000	-	-	-	777,000
Copper Grade (%)	1.60	-	-	-	1.60
Cobalt Grade (%)	0.12	-	-	-	0.12
Contained Copper (tonnes)**	12,432	-	-	-	12,432
Contained Cobalt (tonnes)**	932	-	-	-	932
Copper Production (tonnes)**	**12,471**	**-**	**-**	**-**	**12,471**
Cobalt Production (tonnes)**	**447**	**-**	**-**	**-**	**447**
C3 (Total) Cost Copper ($/lb)*	**0.96**	**-**	**-**	**-**	**0.96**
C1 (Cash) Cost Copper ($/lb)*	**0.86**	**-**	**-**	**-**	**0.86**

Notes:
* costs are net of credits.
**Variance in metal production figures versus contained metal in ore figures, relate to factors that include inventory of copper in circuit, as well as, metal accounting and delivery allied with tolling contracts. Therefore, metal production and contained metal should not be used to calculate metallurgical recoveries. Total copper recoveries at Nkana and Mufulira are approximately 90% and 92% respectively. Total cobalt recoveries at Nkana are approximately 50%.

Consolidated Balance Sheets
As at February 28, 2002 and February 28, 2001
(expressed in U.S. dollars)

	2002 $ (Unaudited)	2001 $ (Audited)
Assets		
Current assets		
Cash and cash equivalents	8,769,220	9,835,973
Accounts receivable and prepaid expenses	15,946,838	13,766,804
Inventory	18,382,344	25,904,367
	43,098,402	49,507,144
Management fees receivable	3,703,104	2,846,824
Investments	2,321,149	2,313,839
Deferred exploration and acquisition costs	122,593	108,892
Property, plant and equipment	85,171,487	99,787,291
Deferred financing fees	123,135	160,077
	134,539,870	154,724,067
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	21,478,917	29,941,550
Current portion of provision for retrenchment benefits	1,412,866	2,551,176
Current portion of long-term debt	12,206,958	15,595,590
	35,098,741	48,088,316
Long-term debt	21,200,991	28,910,211
Deferred revenue on option contracts	82,840	850,394
Deferred revenue on equity dilution (note 1)	8,174,367	-
Future income tax liability	6,227,674	5,064,129
Provision for retrenchment benefits	12,967,016	13,293,700
Provision for removal and restoration	6,766,333	9,849,980
	90,517,962	106,056,730
Minority interests	2,080,372	2,323,077
	92,598,334	108,379,807
Shareholders' Equity		
Share capital	77,260,740	77,187,634
Deficit	(35,319,204)	(30,843,374)
	41,941,536	46,344,260
	134,539,870	154,724,067

Approved by the Board of Directors

"Martin R. Rowley" Director   "Philip K. R. Pascall" Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Loss and Deficit
For the three months ended February 28, 2002 and 2001

(expressed in U.S. dollars)

	2002 $ (Unaudited)	2001 $ (Unaudited)
Revenues		
Copper	17,550,325	21,246,732
Acid	3,159,765	2,275,254
Cobalt	2,463,672	3,636,184
Gold	-	62,513
Toll charges	3,954,380	4,867,070
Gain on equity dilution	856,265	-
Management fees (note 4b)	-	432,274
Other	135,352	102,458
	28,119,759	32,622,485
Costs and expenses		
Cost of sales	28,296,136	26,926,971
Depletion and amortization	1,672,850	2,401,176
Exploration	76,126	72,214
Foreign exchange gain	(36,187)	(156,697)
General and administrative	537,583	565,504
Interest and financing fees on long-term debt	1,109,340	1,425,630
Loss on disposal	964	-
	31,656,812	31,234,798
Earnings (loss) before income taxes, minority interest and equity loss	(3,537,053)	1,387,687
Provision for current income taxes	-	(3,111)
Future income taxes (expense) recovery	(1,163,544)	57,243
Minority interest	217,460	(56,075)
Equity earnings (loss)	7,309	(45,408)
Net earnings (loss) for the year	(4,475,828)	1,340,336
Deficit - Beginning of year	30,843,376	9,868096
Deficit - End of year	35,319,204	8,527,760
Earnings (loss) per share		
Basic	(0.10)	0.04
Diluted	(0.10)	0.04

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows
For the three months ended February 28, 2002 and 2001
(expressed in U.S. dollars)

	2002 $ (Unaudited)	2001 $ (Unaudited)
Cash flows from operating activities		
Net earnings (loss) for the year	(4,475,828)	1,340,336
Items not affecting cash		
Minority interest	(292,583)	56,075
Depletion and amortization	1,672,850	2,401,176
Amortization of financing fees on long-term debt	36,942	415,238
Equity (earnings) loss	(7,309)	45,408
Net recognition of deferred revenue	(749,625)	(106,075)
Accrued interest on deferred liability	405,996	180,271
Future income tax expense (recovery)	1,163,543	(57,243)
Gain on equity dilution	(1,834,448)	-
Loss on disposal	964	-
	(4,079,498)	4,275,186
Change in non-cash operating working capital		
Increase in restricted cash	-	(8,156,791)
Increase in receivables and prepaid expenses	(3,340,721)	(3,070,405)
Decrease (increase) in inventory	1,253,180	(2,136,479)
Increase in accounts payable and accrued liabilities	2,808,577	5,594,006
	721,036	(7,769,669)
	(3,358,462)	(3,494,483)
Cash flows from financing activities		
Proceeds from long-term debt	1,500,000	2,450,000
Repayments of principal on long-term debt	(3,019,657)	(6,096,430)
Proceeds from issue of common shares and warrants	73,106	9,327,473
	(1,446,551)	5,681,043
Cash flows from investing activities		
Payments to acquire property, plant and equipment	(6,293,038)	(3,029,619)
Proceeds on equity dilution	10,045,000	-
Payments for deferred exploration	(13,702)	-
	3,738,260	(3,029,619)
Decrease in cash and cash equivalents	(1,066,753)	(843,059)
Cash and cash equivalents - Beginning of year	9,835,973	2,595,236
Cash and cash equivalents - End of year	8,769,220	1,752,177

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Segmented Data
For the three months ended February 28, 2002
(expressed in U.S. dollars)

	Mopani (Zambia) $	Bwana Mkubwa (Zambia) $	Connemara (Zimbabwe) $	Corporte/ other $	Total $
Revenues from external customers	20,985,435	6,142,707	-	-	27,128,141
Interest and other income	106,781	6,897	-	21,675	135,352
Inter-segment sales (cost of sales)	(148,083)	148,083	-	-	-
Gain on equity dilution	-	-	-	856,265	856,265
Cost of sales	24,460,986	3,835,150	-	-	28,296,136
Segment gross profit (loss)	(3,516,854)	2,462,537	-	877,940	(176,377)
Amortization of capital assets	696,632	976,220	-	-	1,672,850
General and administrative	-		-	537,583	537,583
Exploration	-		-	76,126	76,126
Foreign exchange (gain)loss	-	(42,403)	(594)	6,810	(36,187)
Interest and financing fees	733,559	238,414	27,000	109,966	1,109,340
Loss on disposal	-	964	-	-	964
Segment profit (loss) before the undernoted items	(4,947,445)	1,289,343	(26,405)	147,454	(3,537,053)
Non-controlling interest	217,460	-	-	-	217,460
Equity gain	-	-	-	7,309	7,309
Future income tax expense	-	(1,163,544)	-	-	(1,163,544)
Segment profit (loss)	(4,729,985)	125,799	(26,405)	154,763	(4,475,828)
Capital asset additions	1,350,045	3,014,577	-	1,928,416	6,293,038
Total assets	98,139,764	47,124,945	1,242,580	147,992,830	295,500,119
Intercompany balances included in total assets	(34,784)	(16,469,788)	(30,576)	(144,425,101)	(160,960,249)
Total consolidated assets	98,104,980	30,655,157	1,212,004	4,567,729	134,539,870

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Segmented Data
For the three months ended February 28, 2001
(expressed in U.S. dollars)

	Mopani (Zambia) $	Bwana Mkubwa (Zambia) $	Connemara (Zimbabwe) $	Corporate /other $	Total $
Revenues from external customers	25,633,189	6,392,051	62,513	-	32,087,753
Interest and other income	43,391	15,815	17,216	458,310	534,732
Inter-segment sales (cost of sales)	(15,333)	15,333	-	-	-
Cost of sales	23,464,472	3,318,463	144,036	-	26,926,971
Segment gross profit	2,196,775	3,104,736	(64,307)	458,310	5,695,514
Amortization of capital assets	485,106	1,904,788	11,282	-	2,401,176
General and administrative	-	-	-	565,504	565,504
Exploration	-	-	-	72,214	72,214
Foreign exchange(gain) loss	2,440	(18,722)	19,305	(159,719)	(156,696)
Interest and financing fees	516,827	298,781	45,591	564,430	1,425,629
Segment profit (loss) before the undernoted items	1,192,402	919,889	(140,485)	(584,119)	1,387,687
Non-controlling interest	(56,075)	-	-	-	(56,075)
Equity loss	-	-	-	(45,408)	(45,408)
Future income tax recovery (expense)	344,415	(287,172)	-	-	57,243
Tax	-	(3,036)	(75)	-	(3,111)
Segment profit (loss)	1,480,742	629,681	(140,560)	(629,527)	1,340,336
Capital asset additions	2,668,680	164,358	193,849	2,732	3,029,619
Total assets	83,913,326	31,983,342	10,398,735	14,966,551	141,261,954

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Notes to Consolidated Financial Statements
Consolidated Balance Sheets, (equity accounting method Company's interest in Carlisa)
For the three months ended February 28, 2002

(expressed in U.S. dollars)

	$
Assets	
Current assets	
Cash and cash equivalents	8,442,045
Accounts receivable and prepaid expenses	1,947,633
Inventory	4,626,847
	15,016,525
Deferred exploration and acquisition costs	122,593
Equity investment in Carlisa (note a)	9,837,880
Other investments	2,321,149
Property, plant and equipment	42,964,773
Deferred financing fees	123,135
	70,386,055
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	6,033,528
Current portion of long-term debt	10,700,000
	16,733,528
Long-term debt	3,250,000
Deferred revenue	43,500
Future income tax liability	6,227,674
	26,254,702
Minority interests	2,189,817
	28,444,519
Shareholders' Equity	41,941,536
	70,386,055

a) Reconciliation of Carlisa investment

	$
Proportionately consolidated Carlisa investment	(7,767,776)
Management fees receivable (b)	5,582,008
Intercompany loan (c)	9,573,648
Working capital loan (c)	2,450,000
	9,837,880

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. Reporting Issuer

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2. Date of Material Change

April 22, 2002

Item 3. Press Release

April 22, 2002, Vancouver, British Columbia

Item 4. Summary of Material Change

The Issuer announced that it has finalized a restructuring of its arrangement with Glencore International AG and Glencore Finance (Bermuda) Limited which will result in a reduction in the Issuer's effective interest in Carlisa Investments Corp. whose principal asset is a 90% interest in Mopani Copper Mines Plc and release the Company from any on-going commitment to provide any funding to Mopani. The Issuer diluted is interest in Carlisa from 49% to 18.8% which will result in the Issuer's effective interest in Mopani reducing from 44% to 16.9%.

Item 5. **Full Description of Material Change**

See attached News Release dated May 22, 20021.

Item 6. **Reliance on Section 85(2) of the Act**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Michael D. Philpot, Executive Vice-President
(604) 688-6577

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 25 day of April, 2002.

(Signature)

Michael D. Philpot
(Name)

Executive Vice-President
(Position)

Vancouver, British Columbia
(Place of Declaration)

FIRST QUANTUM
MINERALS LTD

NEWS RELEASE

02-04

April 22, 2002

www.first-quantum.com

. FIRST QUANTUM TO REDUCE ITS INTEREST IN MOPANI COPPER MINES PLC

(All figures expressed in United States dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") announced that it has finalized a restructuring of its arrangements with Glencore International AG ("Glencore") and Glencore Finance (Bermuda) Limited which will result in a reduction in First Quantum's effective interest in Carlisa Investments Corp. ("Carlisa") whose principal asset is a 90% interest in Mopani Copper Mines Plc ("Mopani") and release the Company from any on-going commitment to provide any funding to Mopani.

Key Points

- Effective April 19, 2002, First Quantum will dilute its interest in Carlisa from 49% to 18.8% which will result in First Quantum's effective interest in Mopani reducing from 44% to 16.9%. Depending upon the future profitability and ongoing capital requirements at Mopani, First Quantum, may elect to dilute its interest further in Carlisa.

- In consideration for the dilution of First Quantum's interest, Glencore will release the Company from its obligation to repay a total of $21.84 million. This amount includes $13.97 million advanced by Glencore to Mopani, on behalf of First Quantum, for working capital during the period December 2001 to April 2002 and $7.87 million which represents First Quantum's share of the principal and interest pursuant to the $15 million Excess Loan made available to Mopani by Carlisa and advanced by Glencore during 2001.

- Both Glencore and First Quantum have agreed that, as at November 30, 2001, both the Management Services Agreement between First Quantum and Mopani and the Marketing Agreement between Glencore and Mopani shall be canceled. The outstanding management and marketing fees under the agreements will remain payable by Mopani but are not payable until such time that all the loans made by Glencore to Mopani and Carlisa have been repaid in full. At November 30, 2001 outstanding management fees due to First Quantum totaled $5.58 million.

- First Quantum's representation on the Mopani Board of Directors will be reduced to two Directors and Philip Pascall will stand down as Chairman of Mopani. As a result of this transaction First Quantum will no longer have joint control over Calisa or Mopani and consequently, from the effective date of the agreement, the Company will no longer proportionally consolidate Carlisa or Mopani.

Philip Pascall, Chairman and CEO commented. "Our new arrangement at Mopani will allow us to focus our resources on the development of our entire project portfolio in Zambia, while leaving us with the flexibility to consider new opportunities that may become available in the near term. We have recognized that our operating capabilities are best demonstrated on projects which we manage ourselves. An expansion is currently underway at our 100% owned Bwana Mkubwa mine which will see copper production increase three-fold in 2003. In late 2002, subject to certain conditions, we expect to make a commitment to proceed with our 80% owned Kansanshi copper deposit located near Solwezi. Kansanshi, which will be a low cost open-pit producer with a capital cost of approximately $120 million, is being designed for initial production of about 75,000 tonnes of copper per year beginning in 2004. We will continue to build on our exploration and

project execution skills, and look for projects which can be developed quickly with low capital and operating costs. While we have reduced our ownership interest in Mopani, we continue to believe in the viability of the assets and their financial and strategic value to First Quantum. We remain a committed long term investor in Zambia and we believe that the development of new low cost copper deposits will play an increasingly important role in the future of Zambia's copper industry."

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995.* Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities